ACME ELECTRIC CORPORATION
NEWS RELEASE
ANNOUNCING RESULTS OF OPERATIONS FOR THE THIRTEEN-
AND THIRTY-NINE-WEEK PERIODS ENDED MARCH 29, 1997


FOR IMMEDIATE RELEASE


                ACME ELECTRIC REPORTS THIRD QUARTER RESULTS


    EAST AURORA, N.Y., April 29, 1997 -- Acme Electric Corporation (NYSE:ACE) today reported that the thirteen-week-period ending March 28, 1997, produced sales of $24,006,000 and net income of $224,000, or $.04 per share, compared to sales of $23,155,000 and a net income of $73,000, or $.01 per share, for the comparable period of last year.

    Sales for the thirty-nine-week period ending March 28, 1997, totaled $70,707,000, resulting in net income of $314,000, or $.06 per share, compared to sales of $72,511,000, with a net loss of $428,000, or $.09 per share, for the comparable period of the prior year.

    Robert J. McKenna, Chairman and CEO, stated that, "Sales are improving at the Aerospace Division, which recently secured an important contract for FNC battery systems on the McDonnell Douglas Apache Helicopter Longbow program, and at the Power Distribution Products Division, which continues to expand globally. Several new programs under development by the Electronics Division have been delayed at our customers' request, which will temporarily curtail sales in that Division, but necessary adjustments have been made to minimize the resulting economic impact."

    Mr. McKenna also reported that, "The Electronics Division has completed the implementation of Demand Flow-Registered Trademark-Technology (DFT) and has been recognized for this accomplishment with certification by the JCIT Institute in Englewood, Colorado. Corporate-wide conversion to an Oracle-Registered Trademark- client/server-based business system is underway, beginning at the Electronics Division, with completion at the remaining divisions planned by the end of the calendar year."

    Mr. McKenna concluded by noting that, "Great progress has been made and, although our economic results are improving, they continue to be negatively impacted by the cost of the major change initiatives still underway."

    Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electric systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)




                                  13 Weeks      13 Weeks       39 Weeks       39 Weeks
                                   Ended         Ended          Ended          Ended
                              Mar. 28, 1997  Mar. 29, 1996  Mar. 28, 1997  Mar. 29, 1996
                              -------------  -------------  -------------  -------------
Net Sales                          $24,006       $23,155        $70,707       $72,511
Net Income (Loss)                      224            73            314          (428)
Earnings (Loss) per share             $.04          $.01           $.06         $(.09)
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share        4,968,426     4,949,320      4,963,784     4,953,436

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